For Immediate Release

BCE announces specific share repurchase program as part of its Normal Course Issuer Bid

MONTRÉAL, February 22, 2018 – BCE Inc. (TSX, NYSE: BCE) today announced that it will repurchase common shares under a specific share repurchase program (the “Program”). BCE entered into an agreement (the “Agreement”) with a third party to repurchase common shares through daily purchases that will take place between February 28, 2018 and March 30, 2018 up to a maximum of 3,169,000 common shares (subject to a maximum aggregate purchase price of $175 million) and provided that no purchases of common shares under the Program occur at a time when BCE is in a blackout period. The Program will form part of BCE’s Normal Course Issuer Bid (the “NCIB”) announced on February 8, 2018.

Pursuant to the terms of the Agreement, and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission (the “Order”), the third party will purchase the BCE common shares on Canadian markets for the purpose of fulfilling its delivery obligations to BCE under the Agreement. The price that BCE will pay for any common shares purchased by it from the third party under the Agreement will be negotiated by BCE and the third party and will be at a discount to the prevailing market price of BCE’s common shares on the Canadian markets at the time of purchase.

Pursuant to the terms of the Agreement and the Order, all purchases made by the third party or its agents on the TSX and other Canadian markets pursuant to the Program will be made in accordance with the TSX rules applicable to the NCIB, subject to limited exceptions as provided in the Order. In addition, BCE and any non-independent purchasing agent acting on its behalf are prohibited from purchasing any other common shares during the term of the Program. BCE will acquire common shares from the third party pursuant to the Agreement as part of the NCIB and such common shares will be cancelled upon purchase by BCE. In accordance with the terms of the Order, immediately following the end of the Program, BCE will issue and file a press release that will announce the completion of the Program and set out the number of common shares acquired under the Program and the aggregate dollar amount paid for such common shares.

About BCE

BCE is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

514-870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not part of this Form 6-K and, therefore, is not furnished to the Securities and exchange Commission.”